Exhibit (a)(31)

December 8, 2006

Dear Gold Kist Producers:

As I informed you in my last letter, Gold Kist and Pilgrim’s Pride Corporation have entered into a definitive merger agreement to create the largest chicken company in the United States. We believe that this transaction will be in position to close at the end of December, and Pilgrim’s Pride will acquire all the outstanding shares of Gold Kist common stock for $21 a share shortly thereafter.

The Gold Kist Board of Directors supports this transaction and if you are a Gold Kist stockholder, the Board encourages you to tender your shares to Pilgrim’s Pride. This will allow the transaction to close as quickly as possible which is in the interest of everyone. In the next few days, you will be receiving more information on the transaction and directions on how to tender your shares.

Once again, I thank you for your loyalty and support of Gold Kist. I am confident that you will find that Pilgrim’s Pride will be a good business partner and will provide you with opportunities to participate in the growth of this combined company.

Sincerely,

John Bekkers

President and CEO

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